

September 9, 2014

Via E-Mail
Mr. Ivo Heiden
Chief Executive Officer
Zaxis International, Inc.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

> **Re: Zaxis International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2014**
> **File No. 000-15746**

Dear Mr. Heiden:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K, Filed September 4, 2014

1. Please amend your Form 8-K to disclose, if true, that the audit reports of McConnell & Jones, LLP (McConnell & Jones) for the each of last <u>two</u> fiscal years ended December 31, 2013 and 2012 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports contained explanatory paragraphs in respect to uncertainty as to your ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K and Question 111.05 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. Please revise your disclosure to state whether the decision to change accountants was recommended or approved by your audit committee or your Board of Directors. Refer to Item 304(a)(1)(iii) of Regulation S-K.

3. Please amend your Form 8-K to disclose whether during the two most recent fiscal years ended December 31, 2013 and 2012 and any subsequent interim period through September 1, 2014, the date of M&K CPAS, PLLC's (M&K) engagement, you consulted with M&K regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by M&K, in either case where written or oral advice provided by M&K would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors, McConnell & Jones, LLP (McConnell & Jones), or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

4. Please file an updated Exhibit 16 letter from McConnell & Jones with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ivo Heiden
Zaxis International, Inc.
September 9, 2014
Page 3

        You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence
 you may contact me at (202) 551-3737.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief